CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 30 to Registration Statement No. 2-81151 on Form N-1A of our report dated November 21, 2007, relating to the financial statements and financial highlights of Morgan Stanley Mid Cap Growth Fund (formerly Morgan Stanley Developing Growth Securities Trust) (the “Fund”) appearing in the Annual Report on Form N-CSR of the Fund for the year ended September 30, 2007, and to the references to us on the cover page of the Statement of Additional Information and under the captions “Financial Highlights” in the Prospectus and “Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

New York, New York

January 23, 2008